Exhibit 99.1

Execution Version

THIS PLAN SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. NOTHING CONTAINED IN THIS PLAN SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE AGREEMENT EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

PLAN SUPPORT AGREEMENT

This PLAN SUPPORT AGREEMENT (including all exhibits, annexes, and schedules hereto in accordance with Section 13.02, this “Agreement”) is made and entered into as of February 12, 2021 (the “Execution Date”), by and among the following parties (each of the following described in sub-clauses (i) and (ii) of this preamble, collectively, the “Parties”):1

i.

Seadrill Partners LLC, a company incorporated under the Laws of the Republic of the Marshall Islands (“SDLP”), and each of its affiliates listed on Exhibit A to this Agreement that have executed and delivered counterpart signature pages to this Agreement to counsel to the Consenting TLB Lenders (the Entities in this clause (i), collectively, the “Company Parties”); and

ii.

the undersigned holders of Super Senior Term Loan Claims and TLB Secured Claims that have executed and delivered counterpart signature pages to this Agreement to counsel to the Company Parties (together with their respective successors and permitted assigns, collectively, the “Consenting TLB Lenders”).[2]

RECITALS

WHEREAS, the Company Parties and the Consenting TLB Lenders have in good faith and at arm’s length negotiated or been apprised of certain restructuring and recapitalization transactions with respect to the Company Parties’ capital structure on the terms set forth in this Agreement and as specified in the Chapter 11 Plan (such transactions as described in this Agreement, the “Restructuring Transactions”);

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the proposed chapter 11 plan of reorganization attached hereto as Exhibit B (the “Chapter 11 Plan”).
[2]

For the avoidance of doubt, Consenting TLB Lenders shall include any person that either (i) is the sole legal and beneficial owner of a Super Senior Term Loan Claim and/or a TLB Secured Claim, (ii) has investment or voting discretion or control with respect to discretionary accounts for holders or beneficial owners of a Super Senior Term Loan Claim and/or a TLB Secured Claim, (iii) holds an undivided 100% beneficial interest or other participation interest in and to a Super Senior Term Loan Claim and/or a TLB Secured Claim, or (iv) any Consenting TLB Lender that has a contractual obligation to purchase and acquire (net of any obligation to sell any Super Senior Term Loan Claim and/or TLB Secured Claim) a Super Senior Term Loan Claim and/or a TLB Secured Claim (“Trades”), which Trades, as of the date hereof, remain an outstanding obligation to purchase and acquire a Super Senior Term Loan Claim and/or a TLB Secured Claim, and such Consenting TLB Lender has not yet settled the Trades as an assignment, participation, or other transfer of such Super Senior Term Loan Claim and/or TLB Secured Claim.

WHEREAS, the Parties have agreed to support the Chapter 11 Plan and Restructuring Transactions contemplated by the Chapter 11 Plan, including the conversion of all TLB Secured Claims into equity securities in New HoldCo, in full and final satisfaction of such TLB Secured Claims;

WHEREAS, the Company Parties intend to implement the Restructuring Transactions through confirmation of the Chapter 11 Plan in connection with the voluntary cases under chapter 11 of the Bankruptcy Code commenced on the Petition Date in the Bankruptcy Court by all or a subset of the Company Parties (the “Chapter 11 Cases”) and, if contemplated under the Description of Transaction Steps or otherwise determined necessary or appropriate by any of the Company Parties’ managers, directors, or similar governing body, in consultation with the Required Consenting TLB Lenders, by commencing ancillary proceedings to Chapter 11 Cases or other proceedings seeking recognition of aspects of the Chapter 11 Cases, including proceedings under Chapter 15 of the Bankruptcy Code, the appointment of administrators or equivalent officeholders (howsoever described) under applicable law, dissolution proceedings under applicable law, and joint provisional liquidations under the Laws of any other relevant jurisdiction (collectively, the “Ancillary Proceedings”) (collectively, the “Implementation Mechanisms”); and

WHEREAS, the Parties have agreed to take certain actions in support of the Restructuring Transactions on the terms and conditions set forth in this Agreement and the Chapter 11 Plan.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1. Definitions and Interpretation.

1.01. Definitions. The following terms shall have the following definitions:

“Agreement” has the meaning set forth in the preamble to this Agreement and, for the avoidance of doubt, includes all the exhibits, annexes, and schedules hereto in accordance with Section 13.02 (including the Chapter 11 Plan).

“Agreement Effective Date” means the date on which the conditions set forth in Section 2 have been satisfied or waived by the appropriate Party or Parties in accordance with this Agreement.

“Agreement Effective Period” means, with respect to a Party, the period from the Agreement Effective Date to the Termination Date applicable to that Party.

“Alternative Restructuring Proposal” means any inquiry, proposal, offer, bid, term sheet, discussion, or agreement with respect to a sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination, or similar transaction involving any one or more Company Parties or the debt, equity, or other interests in any one or more Company Parties that is an alternative to one or more of the Restructuring Transactions.

“Ancillary Proceedings” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York.

“Chapter 11 Cases” has the meaning set forth in the recitals to this Agreement.

“Company Claims/Interests” means any Claim against, or Equity Interest in, a Company Party, including the Super Senior Term Loan Claims, the Secured TLB Claims, and the Affiliate Unsecured Claims.

“Company Parties” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” means an executed confidentiality agreement, including with respect to the issuance of a “cleansing letter” or other public disclosure of material non-public information agreement, in connection with any proposed Restructuring Transactions.

“Consenting TLB Lenders” has the meaning set forth in the recitals to this Agreement.

“Consenting TLB Lender Termination Event” has the meaning set forth in Section 11.01.

“Definitive Documents” means the documents listed in Section 3.01.

“Equity Interests” means, collectively, the shares (or any class thereof), common stock, preferred stock, limited liability company interests, units, and any other equity, ownership, or profits interests of any Company Party, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, preferred stock, limited liability company interests, units, or other equity, ownership, or profits interests of any Company Party (in each case whether or not arising under or in connection with any employment agreement).

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Financing Order” means, as applicable, the interim and final orders of the Bankruptcy Court setting forth the terms of consensual use of cash collateral and/or debtor in possession financing, and any documentation related thereto.

“First Day Pleadings” means the first-day pleadings that the Company Parties determine are necessary or desirable to file.

“Implementation Mechanisms” has the meaning set forth in the recitals to this Agreement.

“Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

“Milestone” has the meaning set forth in Section 6.01(j).

“Outside Date” has the meaning set forth in Section 11.05.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Transfer” means each Transfer of Company Claims/Interests which meets the requirements of Section 8.01.

“Permitted Transferee” means each transferee of any Company Claims/Interests who meets the requirements of Section 8.01.

“Qualified Marketmaker” means an entity that (a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Company Claims/Interests (or enter with customers into long and short positions in Company Claims/Interests), in its capacity as a dealer or market maker in Company Claims/Interests and (b) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

“Required Consenting TLB Lenders” means: (i) for so long as the Ad Hoc Committee holds at least 66.67% of the aggregate outstanding principal amount of TLB Claims as of the relevant date, Consenting TLB Lenders that are members of the Ad Hoc Committee that hold at least 50.01% of the aggregate outstanding principal amount of TLB Claims that are held by the Ad Hoc Committee as of the relevant date; or (ii) to the extent that the Ad Hoc Committee does not hold at least 66.67% of the aggregate outstanding principal amount of TLB Claims as of the relevant date, Consenting TLB Lenders holding at least 50.01% of the aggregate outstanding principal amount of TLB Claims that are held by Consenting TLB Lenders as of the relevant date.

“Restructuring Effective Date” means the occurrence of the effective date of the Chapter 11 Plan according to its terms.

“Restructuring Transactions” has the meaning set forth in the recitals to this Agreement.

“Rules” means Rule 501(a)(1), (2), (3), and (7) of the Securities Act.

“SDLP” has the meaning set forth in the preamble to this Agreement.

“SEC” has the meaning set forth in Section 13.20.

“Termination Date” means the date on which termination of this Agreement as to a Party is effective in accordance with Sections 11.01, 11.02, 11.04, 11.05, or 11.06.

“TLB Agent” means Alter Domus (US) LLC, and any successor thereto, solely in its capacity as administrative agent, collateral agent, and security trustee under the TLB Credit Agreement.

“TLB Lenders” has the meaning set forth in the preamble to this Agreement.

“Transfer Agreement” means an executed form of the transfer agreement providing, among other things, that a transferee is bound by the terms of this Agreement and substantially in the form attached hereto as Exhibit C.

1.02. Interpretation. For purposes of this Agreement:

(a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender;

(b) capitalized terms defined only in the plural or singular form shall nonetheless have their defined meanings when used in the opposite form;

(c) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;

(d) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit, as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time; provided that any capitalized terms herein which are defined with reference to another agreement, are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof;

(e) unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(f) the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular portion of this Agreement;

(g) captions and headings to Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Agreement;

(h) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable limited liability company Laws;

(i) the use of “include” or “including” is without limitation, whether stated or not; and

(j) the phrase “counsel to the Consenting TLB Lenders” refers in this Agreement to each counsel specified in Section 13.10 other than counsel to the Company Parties.

Section 2. Effectiveness of this Agreement. This Agreement shall become effective and binding upon each of the Parties at 12:00 a.m., prevailing Eastern Standard Time, on the Agreement Effective Date, which is the date on which all of the following conditions have been satisfied or waived in accordance with this Agreement:

(a) each of the Company Parties shall have executed and delivered counterpart signature pages of this Agreement to counsel to each of the Parties; and

(b) the following shall have executed and delivered counterpart signature pages of this Agreement:

(i) holders of at least two-thirds of the aggregate outstanding principal amount of Super Senior Term Loan Claims; and

(ii) holders of at least two-thirds of the aggregate outstanding principal amount of TLB Secured Claims.

Section 3. Definitive Documents.

3.01. The Definitive Documents governing the Restructuring Transactions shall consist of the following:

(a) the Description of Transaction Steps;

(b) any organizational documents of the Reorganized Debtors;

(c) any and all documentation required to implement, issue, and distribute the New Common Stock;

(d) the New Management Services Agreements;

(e) any motion seeking to reject the Seadrill MSAs;

(f) the Chapter 11 Plan, including, for the avoidance of doubt, the Cash Cap, Cash Out Amount, and the treatment of Holders of Claims in Class 3, Class 4, and Class 5, as may be modified pursuant to this Agreement, and any alternative plan of reorganization filed by the Debtors, and any amendments thereto as may be reasonably requested by the Ad Hoc Committee;

(g) the Confirmation Order;

(h) the Disclosure Statement;

(i) the order of the Bankruptcy Court approving the Disclosure Statement and the other Solicitation Materials;

(j) the Financing Orders;

(k) the First Day Pleadings and all orders sought pursuant thereto;

(l) the Plan Supplement and all documents contained therein;

(m) to the extent applicable and not otherwise noted in this Section 3.01, the motions seeking approval of any of the foregoing;

(n) any other material pleadings or material motions the Company Parties plan to file in connection with the Chapter 11 Cases and all orders sought pursuant thereto; and

(o) any amendment to any of the foregoing.

3.02. The Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date remain subject to negotiation and completion. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter or instrument related to the Restructuring Transactions shall contain terms, conditions, representations, warranties, and covenants consistent with the terms of this Agreement, as they may be modified, amended, or supplemented in accordance with Section 12. Further, the Definitive Documents not executed or in a form attached to this Agreement as of the Execution Date shall otherwise be in form and substance reasonably acceptable to the Company Parties and the Required Consenting TLB Lenders.

Section 4. Commitments of the Consenting TLB Lenders.

4.01. General Commitments.

(a) During the Agreement Effective Period, each Consenting TLB Lender agrees, in respect of all of its Company Claims/Interests, to:

(i) support the Restructuring Transactions and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions, including, without limitation, the Chapter 11 Plan;

(ii) use commercially reasonable efforts to cooperate with and assist the Company Parties in obtaining additional support for the Restructuring Transactions from the Company Parties’ other stakeholders;

(iii) use commercially reasonable efforts to oppose any party or person from taking any actions contemplated in Section 4.01(b);

(iv) give any notice, order, instruction, or direction to the TLB Agent necessary to give effect to the Restructuring Transactions; and

(v) negotiate in good faith and use commercially reasonable efforts to execute and implement the Definitive Documents that are consistent with this Agreement to which it is required to be a party.

(b) During the Agreement Effective Period, each Consenting TLB Lender agrees, in respect of all of its Company Claims/Interests, that it shall not directly or indirectly:

(i) object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(ii) propose, file, support, or vote for any Alternative Restructuring Proposal;

(iii) file any motion, pleading, or other document with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with this Agreement or the Chapter 11 Plan;

(iv) initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 11 Cases, this Agreement, the Ancillary Proceedings, or the other Restructuring Transactions contemplated herein against the Company Parties or the other Parties other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(v) exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any of Claims against or Interests in the Company Parties; or

(vi) object to, delay, impede, or take any other action to interfere with the Company Parties’ ownership and possession of their assets, wherever located, or interfere with the automatic stay arising under section 362 of the Bankruptcy Code.

4.02. Reserved.

4.03. Commitments with Respect to Chapter 11 Cases.

(a) During the Agreement Effective Period, each Consenting TLB Lender that is entitled to vote to accept or reject the Chapter 11 Plan pursuant to its terms agrees that it shall, subject to receipt by such Consenting TLB Lender of the Solicitation Materials:

(i) vote each of its Company Claims/Interests to accept the Chapter 11 Plan by delivering its duly executed and completed ballot accepting the Chapter 11 Plan on a timely basis following the commencement of the solicitation of the Chapter 11 Plan and its actual receipt of the Solicitation Materials and the ballot;

(ii) to the extent it is permitted to elect whether to opt out of the releases set forth in the Chapter 11 Plan, elect not to opt out of the releases set forth in the Chapter 11 Plan by timely delivering its duly executed and completed ballot(s) indicating such election; and

(iii) not change, withdraw, amend, or revoke (or cause to be changed, withdrawn, amended, or revoked) any vote or election referred to in clauses (a)(i) and (a)(ii) above.

(b) During the Agreement Effective Period, each Consenting TLB Lender, in respect of each of its Company Claims/Interests, will support, and will not directly or indirectly object to, delay, impede, or take any other action to interfere with any motion or other pleading or document filed by a Company Party in the Bankruptcy Court that is consistent with this Agreement.

Section 5. Additional Provisions Regarding the Consenting TLB Lenders’ Commitments. Notwithstanding anything contained in this Agreement, nothing in this Agreement shall: (a) affect the ability of any Consenting TLB Lender to consult with any other Consenting TLB Lender, any TLB Lender, the Company Parties, or any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee); (b) impair or waive the rights of any Consenting TLB Lender to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; (c) be construed to prohibit any Consenting TLB Lender from appearing as a party-in-interest in a Chapter 11 Case, so long as such appearance and any positions advocated in connection therewith are not inconsistent with this Agreement; or (d) be construed to prohibit any Consenting TLB Lender from asserting, whether any matter, factor, or thing is a breach of, or is materially inconsistent with, this Agreement.

Section 6. Commitments of the Company Parties.

6.01. Affirmative Commitments. Except as set forth in Section 7, during the Agreement Effective Period, the Company Parties agree to:

(a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with this Agreement;

(b) to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Restructuring Transactions contemplated herein, take all steps reasonably necessary and desirable to address any such impediment;

(c) use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions;

(d) negotiate in good faith and use commercially reasonable efforts to execute and deliver the Definitive Documents and any other required agreements to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

(e) use commercially reasonable efforts to seek additional support for the Restructuring Transactions from their other material stakeholders to the extent reasonably prudent;

(f) use commercially reasonable efforts to oppose any party or person seeking to object to, impede, or take any other action to interfere with the acceptance, implementation, and consummation of the Restructuring Transactions;

(g) [Reserved];

(h) (1) provide counsel for the Consenting TLB Lenders a reasonable opportunity to review draft copies of all material pleadings, and (2) to the extent reasonably practicable, provide a reasonable opportunity to counsel to the Consenting TLB Lenders to review draft copies of other documents that the Company Parties intend to file with the Bankruptcy Court, as applicable;

(i) on the Agreement Effective Date, the Debtors shall file this Agreement with the Bankruptcy Court, other than the signature pages of the Consenting TLB Lenders, as set forth in Section 13.20; and

(j) implement the Restructuring Transactions on the following timeline (each deadline, a “Milestone”), unless any such Milestone is extended or waived in writing (which may be by email between applicable counsel) by the Company Parties and the Required Consenting TLB Lenders:

(i) not later than 73 calendar days after the Petition Date, the Debtors shall have filed the Chapter 11 Plan and the Disclosure Statement;

(ii) not later than 73 calendar days after the Petition Date, the Debtors shall have executed the New Management Services Agreements (which such agreement or agreements shall be approved by the Bankruptcy Court within 94 days of the Petition Date);

(iii) not later than 77 calendar days after the Petition Date, the Debtors shall have delivered to the Consenting TLB Lenders a draft schedule of executory contracts to be assumed or rejected by the Debtors;

(iv) not later than 87 calendar days after the Petition Date, the Debtors shall have filed all exhibits and schedules to the Disclosure Statement;

(v) not later than 87 calendar days after the Petition Date, the Debtors and the Required Consenting TLB Lenders shall have agreed on a schedule of executory contracts to be assumed or rejected by the Debtors and, within 30 days thereafter, the Bankruptcy Court shall have approved the rejection or assumption of such executory contracts effective as of such date(s) to be agreed by the Debtors and the Required Consenting TLB Lenders, which such dates shall be prior to or contemporaneous with the confirmation of the Chapter 11 Plan;

(vi) not later than 109 calendar days after the Petition Date, all matters relating to onboarding the counterparties to the New Management Services Agreements shall be substantially complete; provided, that, to the extent any necessary regulatory approvals remain pending at that time, this date may be extended with the consent of the Required Consenting TLB Lenders to the date that is five (5) Business Days after obtaining such approvals, which such consent must be conveyed in writing (with email being sufficient);

(vii) not later than 119 calendar days after the Petition Date, the effective date(s) of the New Management Services Agreements shall have occurred; provided, that, to the extent any necessary regulatory approvals remain pending at that time, this date may be extended with the consent of the Required Consenting TLB Lenders to the date that is five (5) Business Days after obtaining such approvals, which such consent must be conveyed in writing (with email being sufficient); and

(viii) not later than 149 days after the Petition Date, the effective date of the Chapter 11 Plan shall have occurred; provided, that, to the extent any necessary regulatory approvals remain pending at that time, this date may be extended with the consent of the Required Consenting TLB Lenders to the date that is five (5) Business Days after obtaining such approvals, which such consent must be conveyed in writing (with email being sufficient).

6.02. Negative Commitments. Except as set forth in Section 7, during the Agreement Effective Period, each of the Company Parties shall not directly or indirectly:

(a) object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions;

(b) take any action that is inconsistent in any material respect with, or is intended to frustrate or impede approval, implementation and consummation of the Restructuring Transactions described in, this Agreement or the Chapter 11 Plan; or

(c) file any motion or pleading with the Bankruptcy Court or any other court (including any modifications or amendments thereof) that, in whole or in part, is not consistent with this Agreement, the Chapter 11 Plan, or any Definitive Document.

Section 7. Additional Provisions Regarding Company Parties’ Commitments.

7.01. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require a Company Party or the Conflicts Committee of the Board of Directors of Seadrill Partners LLC (the “Conflicts Committee”), after consulting with counsel, to take any action or to refrain from taking any action with respect to the Restructuring Transactions to the extent taking or failing to take such action would be inconsistent with applicable Law or its fiduciary obligations under applicable Law, and any such action or inaction pursuant to this Section 7.01 shall not be deemed to constitute a breach of this Agreement.

7.02. Notwithstanding anything to the contrary in this Agreement, each Company Party and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the rights to: (a) solicit, encourage, consider, respond to, and facilitate Alternative Restructuring Proposals; (b) provide access to non-public information concerning any Company Party to any Entity or enter into Confidentiality Agreements or nondisclosure agreements with any Entity; (c) maintain or continue discussions or negotiations with respect to Alternative Restructuring Proposals; (d) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions, or negotiation of Alternative Restructuring Proposals; and (e) enter into or continue discussions or negotiations with holders of Claims against or Equity Interests in a Company Party (including any Consenting TLB Lender), any other party in interest in the Chapter 11 Cases (including any official committee and the United States Trustee), or any other Entity regarding the Restructuring Transactions or Alternative Restructuring Proposals; provided, however, that if any Company Party receives a proposal or expression of interest (orally or in writing) from a third party regarding an Alternative Restructuring Proposal that the Conflicts Committee determines in good faith and following consultation with counsel is a bona fide committed proposal that represents higher or otherwise better economic recovery to the Company Parties’ stakeholders than the Restructuring

Transactions taken as a whole, such Company Party shall (x) provide counsel to the Consenting TLB Lenders with a copy of such Alternative Restructuring Proposal (or a description of the terms thereof, if such proposal was conveyed orally) within two (2) Business Days of the Company Party’s receipt thereof, (y) provide information reasonably necessary to counsel to the Consenting TLB Lenders regarding such Alternative Restructuring Proposal to keep the Consenting TLB Lenders reasonably informed as to the status and substance of such proposal (including, but not limited to, the identity of the party or parties making such proposal or expression of interest except to the extent such Company Party is precluded from doing so pursuant to any applicable confidentiality agreement), and (z) use commercially reasonable efforts to respond promptly to information requests and questions from counsel to the Consenting TLB Lenders relating to such Alternative Restructuring Proposal.

7.03. Nothing in this Agreement shall: (a) impair or waive the rights of any Company Party to assert or raise any objection permitted under this Agreement in connection with the Restructuring Transactions; or (b) prevent any Company Party from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement.

Section 8. Transfer of Interests and Securities.

8.01. During the Agreement Effective Period, no Consenting TLB Lender shall Transfer any ownership (including any beneficial ownership as defined in the Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in any Company Claims/Interests to any affiliated or unaffiliated party, including any party in which it may hold a direct or indirect beneficial interest, unless:

(a) in the case of any Company Claims/Interests, the authorized transferee is either (i) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (ii) a non-U.S. person in an offshore transaction as defined under Regulation S under the Securities Act, (iii) an accredited investor (as defined in the Rules), or (iv) a Consenting TLB Lender; and

(b) either (i) the transferee executes and delivers to counsel to the Company Parties, within five (5) Business Days of the Transfer, a Transfer Agreement or (ii) the transferee is a Consenting TLB Lender and the transferee provides notice of such Transfer (including the amount and type of Company Claim/Interest Transferred) to counsel to the Company Parties within five (5) Business Days of the Transfer; provided that if any Consenting TLB Lender is party to a Transfer pending on the Agreement Effective Date pursuant to which such Consenting TLB Lender is selling Company Claims/Interests to a third party (whether or not such third party is a Consenting TLB Lender), such Consenting TLB Lender shall not be required to deliver a Transfer Agreement in connection with such Transfer and need not comply with subclause (ii) above.

8.02. Upon compliance with the requirements of Section 8.01, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the rights and obligations in respect of such transferred Company Claims/Interests. With respect to Company Claims/Interests held by the relevant transferee upon consummation of a Transfer, such transferee (other than any transferee to a Transfer pending on the Agreement Effective Date that is not otherwise party to this Agreement or not required to deliver a Transfer Agreement pursuant to Section 8.01(b)) is deemed to make all of the representations and warranties of a Consenting TLB Lender and undertake all obligations relevant to such transferor (including, for the avoidance of doubt, the commitments made in Section 4) set forth in this Agreement. Any Transfer in violation of Section 8.01 shall be void ab initio.

8.03. This Agreement shall in no way be construed to preclude the Consenting TLB Lenders from acquiring additional Company Claims/Interests; provided, however, that (a) such additional Company Claims/Interests shall automatically and immediately upon acquisition by a Consenting TLB Lender be deemed subject to the terms of this Agreement (regardless of when or whether notice of such acquisition is given to counsel to the Company Parties or counsel to the Consenting TLB Lenders) and (b) such Consenting TLB Lender must provide notice of such acquisition (including the amount and type of Company Claim/Interest acquired) to counsel to the Company Parties within five (5) Business Days of such acquisition.

8.04. This Section 8 shall not impose any obligation on any Company Party to issue any “cleansing letter” or otherwise publicly disclose information for the purpose of enabling a Consenting TLB Lender to Transfer any of its Company Claims/Interests. Notwithstanding anything to the contrary herein, to the extent a Company Party and another Party have entered into a Confidentiality Agreement, the terms of such Confidentiality Agreement shall continue to apply and remain in full force and effect according to its terms, and this Agreement does not supersede any rights or obligations otherwise arising under such Confidentiality Agreements.

8.05. Notwithstanding Section 8.01, a Qualified Marketmaker that acquires any Company Claims/Interests with the purpose and intent of acting as a Qualified Marketmaker for such Company Claims/Interests shall not be required to execute and deliver a Transfer Agreement in respect of such Company Claims/Interests if (a) such Qualified Marketmaker subsequently transfers such Company Claims/Interests (by purchase, sale assignment, participation, or otherwise) within five (5) Business Days of its acquisition to a transferee that is an entity that is not an affiliate, affiliated fund, or affiliated entity with a common investment advisor; (b) the transferee otherwise is a Permitted Transferee under Section 8.01; and (c) the Transfer otherwise is a Permitted Transfer under Section 8.01. To the extent that a Consenting TLB Lender is acting in its capacity as a Qualified Marketmaker, it may Transfer (by purchase, sale, assignment, participation, or otherwise) any right, title or interests in Company Claims/Interests that the Qualified Marketmaker acquires from a holder of the Company Claims/Interests who is not a Consenting TLB Lender without the requirement that the transferee be a Permitted Transferee.

8.06. Notwithstanding anything to the contrary in this Section 8, the restrictions on Transfer set forth in this Section 8 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer holding custody of such claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

Section 9. Representations and Warranties of Consenting TLB Lenders. Each Consenting TLB Lender severally, and not jointly, represents and warrants that, as of the date such Consenting TLB Lender executes and delivers this Agreement, on the Restructuring Effective Date:

(a) it is the beneficial or record owner of the face principal amount of the Company Claims/Interests or is the nominee, investment manager, or advisor for beneficial holders of the Company Claims/Interests reflected in, and, having made reasonable inquiry, is not the beneficial or record owner of any Company Claims/Interests other than those reflected in, such Consenting TLB Lender’s signature page to this Agreement or a Joinder or a Transfer Agreement, as applicable (as may be updated pursuant to Section 8), other than in connection with a Super Senior Term Loan Claim and/or a TLB Secured Claim subject to a pending Trade;

(b) it has the full power and authority to act on behalf of, vote and consent to matters concerning, such Company Claims/Interests, other than in connection with a Super Senior Term Loan Claim and/or a TLB Secured Claim subject to a pending Trade;

(c) other than as permitted by Section 8.06, such Company Claims/Interests are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition, transfer, or encumbrances of any kind, that would adversely affect in any way such Consenting TLB Lender’s ability to perform any of its obligations under this Agreement at the time such obligations are required to be performed;

(d) it has the full power to vote, approve changes to, and transfer all of its Company Claims/Interests referable to it as contemplated by this Agreement subject to applicable Law, other than in connection with a Super Senior Term Loan Claim and/or a TLB Secured Claim subject to a pending Trade; and

(e) solely with respect to holders of Company Claims/Interests, (i) it is either (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (B) not a U.S. person (as defined in Regulation S of the Securities Act), or (C) an institutional accredited investor (as defined in the Rules), and (ii) any securities acquired by the Consenting TLB Lender in connection with the Restructuring Transactions will have been acquired for investment and not with a view to distribution or resale in violation of the Securities Act.

Section 10. Mutual Representations, Warranties, and Covenants. Each of the Parties represents, warrants, and covenants to each other Party, as of the date such Party executed and delivers this Agreement, that:

(a) it is validly existing and in good standing under the Laws of the state or country of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b) except as expressly provided in this Agreement, the Chapter 11 Plan, and the Bankruptcy Code or as expressly contemplated by the Implementation Mechanisms, no consent or approval is required by any other person or entity (other than in connection with a Super Senior Term Loan Claim and/or a TLB Secured Claim subject to a pending Trade) in order for it to effectuate the Restructuring Transactions contemplated by, and perform its respective obligations under, this Agreement;

(c) the entry into and performance by it of, and the transactions contemplated by, this Agreement do not, and will not, conflict in any material respect with any Law or regulation applicable to it or with any of its articles of association, memorandum of association or other constitutional documents;

(d) except as expressly provided in this Agreement, it has (or will have, at the relevant time) all requisite corporate or other power and authority to enter into, execute, and deliver this Agreement and to effectuate the Restructuring Transactions (other than in connection with a pending Transfer to a Consenting TLB Lender) contemplated by, and perform its respective obligations under, this Agreement; and

(e) except as expressly provided by this Agreement, it is not party to any restructuring or similar agreements or arrangements relating to the Chapter 11 Cases with the other Parties to this Agreement that have not been disclosed to all Parties to this Agreement.

Section 11. Termination Events.

11.01. Consenting TLB Lender Termination Events. This Agreement may be terminated with respect to the Consenting TLB Lenders, by the Required Consenting TLB Lenders, by the delivery to the Company Parties of a written notice in accordance with Section 13.10 hereof upon the occurrence of the following events (each, a “Consenting TLB Lender Termination Event”):

(a) the breach in any material respect by a Company Party of any of the representations, warranties, or covenants of the Company Parties set forth in this Agreement that (i) is adverse to the Consenting TLB Lenders seeking termination pursuant to this provision and (ii) remains uncured for five (5) Business Days after such terminating Consenting TLB Lenders transmit a written notice in accordance with Section 13.10 hereof detailing any such breach;

(b) the failure of any Company Party to meet a Milestone, which has not been waived or extended in a manner consistent with this Agreement, unless such failure is the result of any act, omission, or delay on the part of the terminating Consenting TLB Lender in violation of its obligations under this Agreement;

(c) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction (including the Bankruptcy Court), of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty (30) Business Days after such terminating Consenting TLB Lenders transmit a written notice in accordance with Section 13.10 hereof detailing any such issuance; provided that this termination right may not be exercised by any Party that sought or requested such ruling or order in contravention of any obligation set out in this Agreement;

(d) the Bankruptcy Court enters an order denying confirmation of the Chapter 11 Plan;

(e) the board of directors, board of managers, or other such similar governing body of any Company Party determines, after consulting with counsel, (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal; or

(f) the entry of an order by the Bankruptcy Court, or the filing of a motion or application by any Company Party seeking an order (without the prior written consent of the Required Consenting TLB Lenders, not to be unreasonably withheld), (i) converting one or more of the Chapter 11 Cases of a Debtor to a case under chapter 7 of the Bankruptcy Code, (ii) appointing an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and 1106(a)(4) of the Bankruptcy Code or a trustee in one or more of the Chapter 11 Cases of a Company Party, or (iii) rejecting this Agreement.

11.02. Company Party Termination Events. Any Company Party may terminate this Agreement as to all Parties upon prior written notice to all Parties in accordance with Section 13.10 hereof upon the occurrence of any of the following events:

(a) the breach in any material respect by one or more of the Consenting TLB Lenders of any provision set forth in this Agreement that (i) is adverse to the Company Party seeking termination pursuant to this provision and (ii) remains uncured for a period of five (5) Business Days after such terminating Company Parties transmit a written notice in accordance with Section 13.10 hereof detailing any such breach;

(b) the Conflicts Committee determines, after consulting with counsel, (i) that proceeding with any of the Restructuring Transactions would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring Proposal;

(c) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that (i) enjoins the consummation of a material portion of the Restructuring Transactions and (ii) remains in effect for thirty (30) Business Days after such terminating Company Party transmits a written notice in accordance with Section 13.10 hereof detailing any such issuance; provided that this termination right shall not apply to or be exercised by any Company Party if any Company Party sought or requested such ruling or order in contravention of any obligation or restriction set out in this Agreement; or

(d) the Bankruptcy Court enters an order denying confirmation of the Chapter 11 Plan.

11.03. Reserved.

11.04. Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among all of the following: (a) the Required Consenting TLB Lenders; and (b) each Company Party.

11.05. Individual Consenting TLB Lender Termination. Any Consenting TLB Lender may, in its sole discretion, terminate its obligations under this Agreement if the Restructuring Effective Date shall not have occurred by the date that is 180 days after the Petition Date (the “Outside Date”); provided that (a) the Company Parties and (b) the Required Consenting TLB Lenders may agree to an extension of the Outside Date through and including the date that is 195 days after the Petition Date, but any extension of the Outside Date beyond such date shall require the consent of each Consenting TLB Lender; provided further that, notwithstanding the foregoing, to the extent any necessary regulatory approvals remain pending as of the Outside Date, this date may be extended with the consent of the Required Consenting TLB Lenders to the date that is five (5) Business Days after obtaining such approvals.

11.06. Automatic Termination. This Agreement shall terminate automatically without any further required action or notice immediately after the Restructuring Effective Date.

11.07. Effect of Termination. Upon the occurrence of a Termination Date as to a Party, this Agreement shall be of no further force and effect as to such Party and each Party subject to such termination shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had, had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including with respect to any and all Claims or causes of action. Upon the occurrence of a Termination Date prior to the Confirmation Order being entered by a Bankruptcy Court, any and all consents or ballots tendered by the Parties subject to such termination before a Termination Date shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement or otherwise; provided, however, that any Consenting TLB Lender withdrawing or changing its vote pursuant to this Section 11.07 shall promptly provide written notice of such withdrawal or change to each other Party to this Agreement and, if such withdrawal or change occurs on or after the Petition Date, file notice of such withdrawal or change with the Bankruptcy Court. Nothing in this Agreement shall be construed as prohibiting a Company Party or any of the Consenting TLB Lenders from contesting whether any such termination is in accordance with its terms or to seek enforcement of any rights under this Agreement that arose or existed before a Termination Date. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict (a) any right of any Company Party or the ability of any Company Party to protect and reserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Consenting TLB Lender, and (b) any right of any Consenting TLB Lender, or the ability of any Consenting TLB Lender, to protect and preserve its rights (including rights under this Agreement), remedies, and interests, including its claims against any Company Party or Consenting TLB Lender. No purported termination of this Agreement shall be effective under this Section 11.07 or otherwise if the Party seeking to terminate this Agreement is in material breach of this Agreement, except a termination pursuant to Section 11.02(b) or Section 11.02(d). Nothing in this Section 11.07 shall restrict any Company Party’s right to terminate this Agreement in accordance with Section 11.02(b).

Section 12. Amendments and Waivers.

(a) This Agreement may not be modified, amended, or supplemented, and no condition or requirement of this Agreement may be waived, in any manner except in accordance with this Section 12.

(b) This Agreement, and all Definitive Documents, may be modified, amended, or supplemented, or a condition or requirement of this Agreement may be waived only with the consent of (i) each Company Party and (ii) the Required Consenting TLB Lenders; provided that (x) any extension of the Outside Date beyond the date that is 195 days after the Petition Date shall require the consent of each Consenting TLB Lender, (y) any amendment or modification of, or supplement to, this Agreement or any Definitive Document that materially adversely and disproportionately affects any Consenting TLB Lender when comparing (a) the treatment set forth in any Plan filed prior to the hearing on conditional approval of the Disclosure Statement and (b) the treatment set forth in any Plan filed thereafter shall require the written consent of such materially adversely and disproportionately affected Consenting TLB Lender and (z) any amendment to this Section 12 shall require the consent of each Consenting TLB Lender.

(c) Any proposed modification, amendment, waiver or supplement that does not comply with this Section 12 shall be ineffective and void ab initio.

(d) The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by Law.

Section 13. Miscellaneous.

13.01. Acknowledgement. Notwithstanding any other provision herein, this Agreement is not and shall not be deemed to be an offer with respect to any securities or solicitation of votes for the acceptance of a plan of reorganization for purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Any such offer or solicitation will be made only in compliance with all applicable securities Laws, provisions of the Bankruptcy Code, and/or other applicable Law.

13.02. Exhibits Incorporated by Reference; Conflicts. Each of the exhibits, annexes, signatures pages, and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules. In the event of any inconsistency between this Agreement (without reference to the exhibits, annexes, and schedules hereto) and the exhibits, annexes, and schedules hereto, this Agreement (without reference to the exhibits, annexes, and schedules thereto) shall govern.

13.03. Further Assurances. Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, or as may be required by order of the Bankruptcy Court, from time to time, to effectuate the Restructuring Transactions, as applicable.

13.04. Complete Agreement. Except as otherwise explicitly provided herein, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the Parties with respect thereto, other than any Confidentiality Agreement.

13.05. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (b) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (c) waives any objection that the Bankruptcy Court is an inconvenient forum or does not have jurisdiction over any Party hereto.

13.06. TRIAL BY JURY WAIVER. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.07. Execution of Agreement. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

13.08. Rules of Construction. This Agreement is the product of negotiations among the Company Parties and the Consenting TLB Lenders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof. The Company Parties and the Consenting TLB Lenders were each represented by counsel during the negotiations and drafting of this Agreement and continue to be represented by counsel.

13.09. Successors and Assigns; Third Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors and permitted assigns, as applicable. There are no third party beneficiaries under this Agreement, and the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other person or entity.

13.10. Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a) if to a Company Party, to:

Seadrill Partners LLC

2nd Floor, Building 11, Chiswick Business Park

566 Chiswick High Road

London, W4 5YS, U.K.

Attention: John T. Roche, Chief Executive Officer

E-mail address: John.Roche@seadrill.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Brian E. Schartz, P.C.

E-mail address: brian.schartz@kirkland.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention: Anup Sathy, P.C., Chad J. Husnick, P.C., and Gregory F. Pesce

E-mail addresses: anup.sathy@kirkland.com; chad.husnick@kirkland.com;

gregory.pesce@kirkland.com

and

Sheppard, Mullin, Richter & Hampton LLP

Three First National Plaza

70 West Madison Street, 48th Floor

Chicago, IL 60602

Attention: Justin R. Bernbrock, Robert B. McLellarn, Lawrence A. Larose, and Jennifer L. Nassiri

Email address: jbernbrock@sheppardmullin.com;

rmclellarn@sheppardmullin.com; llarose@sheppardmullin.com;

jnassiri@sheppardmullin.com

(b) if to a Consenting TLB Lender, to:

Milbank LLP

55 Hudson Yards

New York, NY 10001

Attention: Gerard Uzzi, Abhilash M. Raval, Nelly C. Almeida, and Evan Maass

E-mail addresses: GUzzi@milbank.com; ARaval@milbank.com;

NAlmeida@milbank.com; EMaass@milbank.com

Any notice given by delivery, mail, or courier shall be effective when received.

13.11. Independent Due Diligence and Decision Making. Each Consenting TLB Lender hereby confirms that its decision to execute this Agreement has been based upon its independent investigation of the operations, businesses, financial and other conditions, and prospects of the Company Parties.

13.12. Enforceability of Agreement. Each of the Parties waives any right to assert that the exercise of termination rights under this Agreement is subject to the automatic stay provisions of the Bankruptcy Code, and expressly stipulates and consents hereunder to the prospective modification of the automatic stay provisions of the Bankruptcy Code for purposes of exercising termination rights under this Agreement.

13.13. Waiver. If the Restructuring Transactions are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms or the payment of damages to which a Party may be entitled under this Agreement.

13.14. Specific Performance. It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (without the posting of any bond and without proof of actual damages) as a remedy of any such breach, including an order of the Bankruptcy Court or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

13.15. Several, Not Joint, Claims. Except where otherwise specified, the agreements, representations, warranties, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

13.16. Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid, or unenforceable, the remaining provisions shall remain in full force and effect if essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

13.17. Remedies Cumulative. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

13.18. Capacities of Consenting TLB Lenders. Each Consenting TLB Lender has entered into this agreement on account of all Company Claims/Interests that it holds or on account of which it is the beneficial owner (directly or through discretionary accounts that it manages or advises) and, except where otherwise specified in this Agreement, shall take or refrain from taking all actions that it is obligated to take or refrain from taking under this Agreement with respect to all such Company Claims/Interests.

13.19. Email Consents. Where a written consent, acceptance, approval, or waiver is required pursuant to or contemplated by this Agreement, pursuant to Section 3.02, Section 12, or otherwise, including a written approval by the Company Parties or the Required Consenting TLB Lenders, such written consent, acceptance, approval, or waiver shall be deemed to have occurred if, by agreement between counsel to the Parties submitting and receiving such consent, acceptance, approval, or waiver, it is conveyed in writing (including electronic mail) between each such counsel without representations or warranties of any kind on behalf of such counsel.

13.20. Disclosure. On the Agreement Effective Date, the Debtors shall file this Agreement with the Bankruptcy Court, other than the signature pages of the Consenting TLB Lenders. No Party or its advisors shall disclose to any person or entity (including, for the avoidance of doubt, any other Party) the holdings information of any Consenting TLB Lender without such Consenting TLB Lender’s prior written consent; provided, however, that signature pages executed by Consenting TLB Lenders shall be delivered to (a) all Consenting TLB Lenders in redacted form that removes the details of such Consenting TLB Lenders holdings of Company Claims/Interests listed thereon and (b) the Debtors in unredacted form (to be held by the Debtors on a professionals’ eyes only-basis). Any public filing of this Agreement with the U.S. Securities and Exchange Commission (the “SEC”) shall not contain signature pages. Other than as may be required by applicable law and regulation or by any governmental or regulatory authority, the Debtors shall not issue any press release, make any filing with the SEC, or make any other public announcement regarding this Agreement without the written consent of the Debtors and the Ad Hoc Committee (with email from counsel to the Ad Hoc Committee being sufficient), and each Party shall coordinate with the other Parties regarding any public statements made, including any communications with the press, public filings, or filings with the SEC with respect to this Agreement. For the avoidance of doubt, each Party shall have the right, without any obligation to any other Party, to decline to comment to the press with respect to this Agreement.

IN WITNESS WHEREOF, the undersigned Parties hereto have executed this Agreement on the day and year first above written.

Company Parties’ Signature Page to

the Plan Support Agreement

SEADRILL PARTNERS LLC

SEADRILL TEXAS LLC

SEADRILL HUNGARY KFT.

SEADRILL DEEPWATER DRILLSHIP LTD.

SEABRAS RIG HOLDCO KFT.

SEADRILL PARTNERS OPERATING LLC

SEADRILL GHANA OPERATIONS LTD.

SEADRILL PARTNERS MALAYSIA SDN BHD.

SEADRILL AURIGA HUNGARY KFT.

SEADRILL POLARIS LTD.

SEADRILL GULF OPERATIONS AURIGA LLC

SEADRILL CANADA LTD.

SEADRILL PARTNERS FINCO LLC

SEADRILL T-15 LTD.

SEADRILL GULF OPERATIONS SIRIUS LLC

SEADRILL PARTNERS B.V.

SEADRILL T-16 LTD.

SEADRILL CAPRICORN HOLDINGS LLC

SEADRILL GULF OPERATIONS VELA LLC

SEADRILL OPERATING LP

SEADRILL US GULF LLC

SEADRILL CHINA OPERATIONS LTD.

SEADRILL OPERATING GP LLC

SEADRILL INTERNATIONAL LTD.

SEADRILL VELA HUNGARY KFT.

SEADRILL OPCO SUB LLC

SEADRILL LEO LTD.

SEADRILL VENCEDOR LTD.

SEADRILL MOBILE UNITS (NIGERIA) LTD.

By:	/s/ Mohsin Y. Meghji

Name:	Mohsin Y. Meghji
Title:	Authorized Signatory